One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

May 3, 2006

Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 4561

Re:	Astoria Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File Number: 001-11967

Dear Mr. Cline:

I wish to acknowledge receipt of your letter dated April 19, 2006, concerning the Securities and Exchange Commission’s ("SEC") review of the financial statements and related disclosures contained in Astoria Financial Corporation’s (the "Company") Form 10-K for the fiscal year ended December 31, 2005. The following sets forth the Company’s responses to the issues you have raised.

Management’s Discussion and Analysis and Results of Operations

Provision for Loan Losses, page 53

1.
Please revise to specifically state what factors you considered in determining that no provision for loan losses was needed for each period presented and why you believe the allowance for loan losses is adequate considering the changes in the risk components of your portfolio, the changes in charge-offs and the changes in non-accrual and past due loans.

The approach we have taken in preparing the “Provision for Loan Losses” section of Management’s Discussion and Analysis on page 53 of the December 31, 2005 Form 10-K is to describe the provision for loan losses for the periods presented and identify certain of the quantitative factors we have taken into account in establishing the provision for loan losses. As permitted by the instructions to the Form 10-K, we provided a cross reference to other sections of the Form 10-K that contain more detailed descriptions of the methodology used to evaluate the allowance for loan losses and establish the provision for loan losses for the periods presented, including both quantitative and qualitative factors, and that explain the changes to the material factors considered in evaluating the allowance and establishing the provision. The sections that we cross reference are “Critical Accounting Policies - Allowance for Loan Losses” and “Asset Quality.”

The “Critical Accounting Policies - Allowance for Loan Losses” section of Management’s Discussion and Analysis on pages 39 through 41 of the December 31, 2005 Form 10-K discusses the analyses we perform and the factors we consider in determining our allowance for loan losses. Our allowance for loan losses consists of both specific valuation allowances and general valuation allowances. The factors we consider, as described in that section, are summarized below.

In determining specific valuation allowances, the primary considerations are the appraised value of a loan’s underlying collateral, if any, and the loan’s payment history. In determining general valuation allowances, the primary considerations are our historical loss experience and the impact of current economic conditions. We also consider the growth in the portfolio as well as our credit administration and asset management philosophies and procedures. In addition, we evaluate and consider the impact that existing and projected economic and market conditions may have on the portfolio as well as known and inherent risks in the portfolio. We also evaluate and consider the allowance ratios and coverage percentages of both peer group and regulatory agency data.

We annually review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances. In doing so, we evaluate the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to our assumptions and analyses.

Our loss experience in 2005 was consistent with our loss experience over the past several years. Our 2005 analyses did not result in any change in our methodology for determining our general and specific valuation allowances or our emphasis on the factors that we consider in establishing such allowances. Accordingly, such analyses did not indicate that changes in our allowance coverage percentages were required. We believe our current allowance for loan losses is adequate to reflect the risks inherent in our loan portfolio.

As described in more detail below, and in response to your specific comments, we believe the allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio at the respective dates, giving consideration to the changes in the risk components of our portfolio, the changes in charge-offs and the changes in non-accrual and past due loans.

The composition of our loan portfolio has not changed significantly over the past several years as detailed in the table on page 7 of the December 31, 2005 Form 10-K. At December 31, 2005, our loan portfolio was comprised of 68% one-to-four-family mortgage loans, 20% multi-family mortgage loans, 8% commercial real estate loans and 4% other loan categories, which is comparable to the portfolio composition at both December 31, 2004 and December 31, 2003. The mix of our portfolio in terms of adjustable rate versus fixed rate loans, geographical distribution and average loan-to-value ratios did not change significantly over the three year period.

Our charge-off history has not changed significantly over the past several years as detailed in the table on page 65 of the December 31, 2005 Form 10-K. Gross charge-offs totaled $2.1 million, $0.9 million and $1.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net charge-offs totaled $1.6 million, $0.4 million and $0.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Our net charge-off experience remained at or below one basis point of average loans outstanding for each of the years ended December 31, 2005, 2004 and 2003.

Our non-performing loans are comprised primarily of non-accrual loans. Our non-accrual loans have not changed significantly over the past several years, with the exception of the balances at December 31, 2005. As detailed in the table on page 63 of the December 31, 2005 Form 10-K, non-accrual loans totaled $32.0 million at December 31, 2004 and $29.1 million at December 31, 2003. The non-accrual loan balances at each quarter end in the years ended December 31, 2005, 2004 and 2003 have ranged between $24.2 million and $38.2 million, except for the fourth quarter of 2005 as discussed below.

At December 31, 2005, our non-accrual loans totaled $64.9 million. We disclosed available information to explain the increase in and the composition of the non-accrual loans, primarily in the “Asset Quality” section of Management’s Discussion and Analysis on pages 62 through 65 of the December 31, 2005 Form 10-K. The table on page 64 indicates that both the increase in and the composition of non-accrual loans at December 31, 2005 was primarily attributable to one-to-four family and multi-family mortgage loans. We disclosed that at December 31, 2005, $28.1 million of mortgage loans classified as non-accrual had only missed two loan payments, which is in accordance with our policy of discontinuing interest accruals on mortgage loans when such loans become 90 days delinquent as to their interest due. (We believe this policy is conservative relative to many of our peers, who generally place loans on non-accrual when three payments are missed.) We disclosed the details of two large non-performing multi-family mortgage loans, the first of which totaled $5.4 million and involves alleged borrower fraud, and the second of which totaled $5.3 million where the borrower had become delinquent as a result of a large increase in the property’s real estate taxes (the second loan is current as of March 31, 2006). We also disclosed the average loan-to-value ratios of our non-performing one-to-four family and multi-family mortgage loans of 64.9% and 69.1%, respectively, as of December 31, 2005, which is indicative of the substantial collateral value supporting these loans at December 31, 2005. At the time we filed the December 31, 2005 Form 10-K, we had no information to indicate the increase in non-accrual loans as compared to prior periods represented a new trend. Our non-accrual loans have decreased $15.0 million from December 31, 2005, to $49.9 million at March 31, 2006.

Consistent with our discussion with Ms. Rebekah Moore on April 27, 2006, in future filings, beginning with our March 31, 2006 Form 10-Q, we will expand the “Provision for Loan Losses” section of our Management’s Discussion and Analysis to more directly relate the analyses we perform, as described in “Critical Accounting Policies - Allowance for Loan Losses,” with the information elsewhere in our filing to more fully explain in the “Provision for Loan Losses” section the conclusions drawn regarding our provision for loan losses and the allowance for loan losses.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(10) Derivative Financial Instruments, page 100

2.
We note that you use two interest rate swap agreements to hedge $125.0 million of your Junior Subordinated Debentures. From your disclosure, it appears that you are using the short cut method of assessing hedge effectiveness under paragraph 68 of SFAS 133. We do not believe that you have met the requirements of paragraph 68(e), which states that there cannot be any other source of ineffectiveness, because of the interest payment deferral feature of the junior subordinated debentures. We also believe that the deferral feature of the swap does not meet the requirements of paragraph 68(b), which only allows for swaps with matching puts and calls. As a result, we do not believe you met the requirements for hedge accounting for these interest rate swaps. Please revise your financial statements accordingly.

In October 1999, the Company issued $125.0 million of Trust Preferred Securities ("TPS") through its wholly owned subsidiary Astoria Capital Trust I. In November 2002, the Company entered into two interest rate swaps with a total notional amount of $125.0 million as a fair value hedge of the TPS.

Beginning in May 2002, when we began to consider entering into the interest rate swap agreements, we evaluated the applicability of short cut hedge accounting and consulted with our external auditors in that regard. We also began working with the swap counterparties to ensure that all of the applicable conditions in paragraph 68 of SFAS No. 133, as we interpreted them at the time, had been met within the terms of the interest rate swap agreements. In summary, it was our interpretation, at the time we entered into the hedging transaction, that the criteria of paragraphs 68(e) and 68(b) were still met given the inclusion of a mirror deferral feature in the interest rate swaps that was specifically included to maintain the assumption of no ineffectiveness as a result of the deferral feature in the TPS. We concluded that we had satisfied all of the conditions of paragraph 68 of SFAS No. 133 for the use of short cut hedge accounting. We documented our conclusions related to the hedging transaction at inception and the appropriateness of short cut hedge accounting in accordance with the documentation requirements of SFAS No. 133. Upon adoption of FIN 46R in the first quarter of 2004, we re-designated the swaps as a hedge of the Junior Subordinated Debentures associated with the TPS. We again documented the appropriateness of short cut hedge accounting. Both at the inception of the hedging transaction and upon redesignation of the swaps as a hedge of the Junior Subordinated Debentures, our external auditors reviewed and concurred with our conclusions.

In February 2006, our external auditors advised us to revisit our accounting for the interest rate swaps on our Junior Subordinated Debentures (TPS). We also noted a number of recent financial statement restatements with respect to the use of short cut hedge accounting, certain of which appear to have included hedges of trust preferred securities. We revisited our interpretation of the paragraph 68 criteria in light of these developments and concluded that short cut hedge accounting should not be used. As a result, we evaluated the impact that the TPS hedge accounting had on our consolidated financial statements for each period from inception of the swaps through December 31, 2005. In accordance with Staff Accounting Bulletin No. 99, we prepared various analyses to determine and evaluate the quantitative impact that the TPS hedge accounting had on our consolidated financial statements as well as various qualitative factors.

From a quantitative perspective, as of December 31, 2005, the fair value of our interest rate swap agreements totaled a negative $1.8 million, which was recognized as a liability with an equal reduction in the carrying amount of the Junior Subordinated Debentures. A reversal of the effects of TPS hedge accounting since inception would have changed our reported net income by between 0.5% to 1.1% for the years 2005, 2004, 2003 and 2002. We concluded that these quantitative effects on our reported net income were immaterial.

In addition to quantitative analyses, we also considered various qualitative factors. From the inception of the hedge through December 31, 2005, the reversal of hedge accounting (1) would not have changed our net income to a net loss for any period; (2) would have had an inconsequential impact on the computation of regulatory capital such that we would have remained “well capitalized;” and (3) would not have caused any debt covenant violations.

Based on the analyses prepared, management concluded that any financial statement revisions resulting from the elimination of TPS hedge accounting would not be material, either quantitatively or qualitatively, to the Company’s consolidated financial statements for any period from the inception of the swaps through December 31, 2005. Accordingly, prior to filing the December 31, 2005 Form 10-K, the Company’s management determined there was no need to restate any previously issued financial statements and discussed its conclusion with the Company’s Audit Committee and external auditors who concurred.

After conducting an analysis to evaluate the potential future economic benefits of maintaining the swaps, we terminated the interest rate swap agreements on March 8, 2006. As a result of the termination, we recognized a $3.6 million after tax charge in our consolidated statement of income for the quarter ended March 31, 2006, consistent with the conclusion that the swap agreements did not qualify for hedge accounting. The 2006 first quarter charge included the effect of reversing the cumulative impact of hedge accounting through December 31, 2005. Such reversal had an immaterial effect on our net income for the quarter ended March 31, 2006. Therefore, the full effect of the swaps has been recognized and there will be no impact on our consolidated financial statements for any period subsequent to the first quarter of 2006.

The Company acknowledges the following:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this is fully responsive to your comments and that no amended filings are necessary.

Please contact the undersigned at (516) 327-7892 if you have any questions.

Sincerely,

/s/ Monte N. Redman

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation